Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, InVivo Therapeutics Holdings Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of InVivo Therapeutics Holdings Corp., effective at the opening of the trading session on April 1, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on February 2, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on February 13, 2024. The Staff determination to delist the Company securities became final on February 13, 2024.